Filed Pursuant to Rule 424(b)(5)

Registration No. 333-280667

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 19, 2024)

IMMRUON LIMITED

Up to $2,847,954

American Depositary Shares Representing Ordinary Shares

This prospectus supplement amends, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our Offering Agreement prospectus dated July 19, 2024, which together with the accompanying base prospectus dated July 19, 2024 contained in our Registration Statement on Form F-3 (Registration No. 333-280667), which we refer to as the prospectus, relating to the offering, issuance, and sale of our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) representing our ordinary shares that may be issued and sold from time to time under an at-the-market offering agreement dated as of July 2, 2024 (the “Offering Agreement”) between us and H.C. Wainwright & Co., LLC (“Wainwright”). These sales, if any, will be made pursuant to the terms of the Offering Agreement. Each ADS represents 40 ordinary shares.

This prospectus supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this prospectus supplement.

The aggregate market value of our outstanding ordinary shares held by non-affiliates as of the date of this prospectus supplement is approximately $14,908,499, based on 268,219,973 ordinary shares outstanding as of the date of this prospectus supplement, of which 264,985,820 were held by non-affiliates, and a price per ordinary share of A$0.085 which was the closing sale price of our ordinary shares on the ASX on October 2, 2025. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities pursuant to this prospectus supplement with a value of more than one-third of the aggregate market value of our ordinary shares held by non-affiliates in any 12 calendar month period, or $4,969,499 as of the date of this prospectus supplement. As of the date of this prospectus supplement, we have sold approximately $2,068,866 of securities pursuant to General Instruction I.B.5 of Form F-3 during the 12 calendar months prior to, and including, the date of this prospectus supplement, and are therefore eligible to sell up to an additional $2,847,954 of our securities pursuant to General Instruction I.B.5 of Form F-3. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding more than one-third of the aggregate market value of our voting and non-voting common equity held by non-affiliates in any 12 calendar month period so long as our public float remains below $75 million.

We are filing this prospectus supplement to supplement and amend, as of October 3, 2025, the prospectus, as supplemented, to increase the maximum aggregate offering price of our securities that may be offered, issued and sold under the prospectus, as supplemented and amended by this prospectus supplement, pursuant to the Offering Agreement with Wainwright to up to approximately $2,847,954. From and after the date hereof, pursuant to General Instruction I.B.5 of Form F-3, we are offering to issue and sell up to approximately $2,847,954 of securities from time to time through Wainwright, acting as our sales agent or principal in accordance with the Offering Agreement.

Our ADSs are listed on The Nasdaq Capital Market under the symbol “IMRN.” Each ADS represents 40 of our ordinary shares, no par value per share. On October 2, 2025, the last reported price of our ADSs on The Nasdaq Capital Market was $2.06 per ADS. Our ordinary shares are currently listed on the Australian Securities Exchange, or ASX, under the symbol “IMC.” On October 2, 2025, the last reported price of our ordinary shares on the ASX was A$0.085 per ordinary share. Except as otherwise stated in this prospectus supplement, all conversions from Australian Dollars to U.S. Dollars are based on the exchange rate of A$1.00 to $0.6619 as published by the Reserve Bank of Australia as of October 2, 2025.

Sales of ADSs, if any, under this prospectus supplement and accompanying prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. Wainwright is not required to sell any specific number or dollar amount of ADSs but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on terms mutually agreed to by Wainwright and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We will pay Wainwright a cash commission equal to 3.0% of the gross sales price of the ADSs sold by Wainwright under the Offering Agreement. In connection with the sale of the ADSs on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to Wainwright will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully consider the risk factors described in “Risk Factors” beginning on page 4 of the Offering Agreement prospectus dated July 19, 2024, and under similar headings in other documents that are incorporated by reference into this prospectus supplement and the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is October 3, 2025.